UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

c/o MM Future Technology Limited

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: + 852 36908356

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Completion of Acquisition or Disposition of Assets.

On June 7, 2023, MMTec, Inc., a British Virgin Islands company (“MMTec” or the “Company”), completed its previously announced acquisition of Alpha Mind Technology Limited, a British Virgin Islands company (“Alpha Mind”), pursuant to an Equity Acquisition Agreement dated May 16, 2023 between MMtec, Alfa Crest Investment Limited, a British Virgin Islands company (“Alfa Crest”), CapitoLabs Limited, a British Virgin Islands company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind.

On June 8, 2023, MMtec filed a Current Report on Form 6-K (the “Prior Report”) with the Securities and Exchange Commission to report the completion of the acquisition and other related matters. MMTec is filing this amendment to the Prior Report to provide the financial statements of Alpha Mind as of and for the years ended December 31, 2022 and 2021, the accompanying notes thereto and the related Independent Auditor’s Report, which are filed as Exhibit 99.1 and incorporated herein by reference, and pro forma financial information as of and for the year ended December 31, 2022, which is filed as Exhibit 99.2.

Exhibit Number	Description of Exhibit
23.1	Consent of WWC, P.C.

99.1	Audited consolidated financial statements of Alpha Mind Technology Limited as of and for the years ended December 31, 2022 and 2021, the accompanying notes thereto and the related Independent Auditor’s Report.

99.2	Unaudited pro forma combined balance sheet of MMTec as of December 31, 2022 and the unaudited pro forma combined statements of operation of MMTec for the year ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MMTEC, INC.

	By:	/s/ Min Kong
		Name:	Min Kong
		Title:	Chief Financial Officer

Date: August 29, 2023

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